Hey Ben,

You may have heard by now, but yesterday we announced our $33M Series B led by NEA. If you missed it, you can read the writeup on TechCrunch or the full story on my personal blog.

Since our launch in 2021, we've been building beehiiv alongside you, our users, who have been supporting and cheering us on since day one.

Seriously — it sounds cheesy, but you're the reason we wake up each morning excited to build. And we've been fortunate enough to feel all the love back.

So this time around, we wanted the beehiiv community to have the opportunity to invest and be a part of the journey right alongside NEA, Lightspeed, and the others.

Introducing the beehiiv Series B Community Round.



We're giving our users first dibs to invest as a part of the round and own a part of beehiiv.

RESERVE YOUR INVESTMENT